EXHIBIT 99.3

CONSENT OF SCOTT HEFFERNAN, M.Sc., P.GEO.

The undersigned hereby consents to the incorporation by reference in the Registration Statement on Form F-10 of Equinox Gold Corp. (the “Company”) (File No. 333-268499) of their name and the information that has been reviewed and approved by them in the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2024, dated May 8, 2024, included in the Current Report on Form 6-K of the Company, dated May 8, 2024.

Date: May 8, 2024	/s/ Scott Heffernan
By: Scott Heffernan, M.Sc., P.Geo.